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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                           (Amendment No. ____)(1)


                                AMX CORPORATION
                               ----------------
                               (Name of Issuer)


                    Common Stock $.01 par value per share
                    -------------------------------------
                        (Title of Class of Securities)


                                 001801 10 9
                                 -----------
                                (CUSIP Number)


                                  Joe Hardt
                 11995 Forestgate Drive, Dallas, Texas  75243
                 --------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               February 5, 1999
                               ----------------
           (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 001801 10 9               13D                 Page     of     Pages
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1.   NAME OF REPORTING PERSON -  John F. McHale

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF                     7. SOLE VOTING POWER
SHARES                               631,020
BENEFICIALLY                 --------------------------------------------------
OWNED BY                      8. SHARED VOTING POWER
REPORTING                              -0-
PERSON WITH                  --------------------------------------------------
                              9. SOLE DISPOSITIVE POWER
                                     631,020
                             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                       -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     631,020
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
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14.  TYPE OF REPORTING PERSON
     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.  SECURITY AND ISSUER.

          The name of the issuer is AMX Corporation (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at 11995 Forestgate Drive, Dallas, Texas 75243. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by John F. McHale (referred to herein as the "Reporting Person" or "Mr. McHale").

     (b) The business address of the Reporting Person is 111 Congress Avenue, Suite 3000, Austin, Texas 78701.

     (c) The present principal occupation of the Reporting Person is private investor and a director and Chairman of the Board of Directors of the Issuer.

     (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The place of citizenship of the Reporting Person is the United States of America.

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Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. McHale acquired 623,520 shares of the Common Stock of the Issuer on Friday, February 5, 1999 for an aggregate purchase price of $5,000,007.00 (or $8.02 per share). These shares were purchased with Mr. McHale's personal funds.

Item 4.   PURPOSE OF TRANSACTION.

          Mr. McHale has been a member of the board of directors of the Issuer since October 1997. Mr. McHale and the Issuer subsequently concluded that the Issuer could benefit from Mr. McHale's background and experience in the industry. As a result, Mr. McHale entered into negotiations with the Issuer regarding expanding the role to be played by Mr. McHale in the Issuer and its business. Pursuant to these negotiations, Mr. McHale purchased the Common Stock of the Issuer pursuant to a Subscription Agreement that was entered into by the Issuer and Mr. McHale on January 15, 1999. After providing The Nasdaq Stock Market with a Notification of the Listing of Additional Shares, which such notice had to be on file with The Nasdaq Stock Market for fifteen days prior to any new issuances of the Issuer, the shares were issued to Mr. McHale on February 5, 1999. In connection with such transaction, Mr. McHale was elected as Chairman of the Board of the Issuer. Mr. McHale will continue to evaluate market conditions and the business of the Issuer to determine possible future acquisitions or dispositions of the Common Stock of the Issuer.

     The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

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Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. McHale beneficially owns 631,020 shares of the Common Stock of the Issuer (constituting 7.1% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D), which consists of 623,520 shares held of record by Mr. McHale (see Items 3 and 4 above) and 7,500 shares subject to vested options held by Mr. McHale. Mr. McHale has the sole power to vote and the sole power to direct the disposition of these securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. McHale acquired the 623,520 shares of the Issuer's common stock under a private placement. The private placement was made pursuant to a Subscription Agreement that contained terms designed to meet applicable exemptions from securities registration rules. The Subscription Agreement also contained standard provisions restricting the transfer of shares acquired in the private placement. The Subscription Agreement is attached hereto as Exhibit 1.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 1 Subscription Agreement between the Issuer and John F. McHale, dated January 15, 1999.

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February  12, 1999            /s/ John F. McHale
                                        -------------------------------------
                                        John F. McHale

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
                      Exhibit                                          Page
      Exhibit 1       Subscription Agreement between the Issuer
                      and John F. McHale, dated January 15, 1999.